Exhibit 2.1

[DLA PIPER RUDNICK GRAY CARY LOGO]

DATED 28th JULY 2006

(1) BRE/EUROPE 2, S.A.R.L.

- and -

(2) PINGLETON HOLDING S.A.R.L.

AGREEMENT

relating to

the sale and purchase of all the issued shares

of BRE/Grosvenor Shareholder S.à.r.l.

CONTENTS

1.	DEFINITIONS AND INTERPRETATION	1

2.	SALE AND PURCHASE	11

3.	ESCROW AMOUNT AND CONSIDERATION	12

4.	CONDITIONS	15

5.	PRE-COMPLETION	16

6.	COMPLETION	21

7.	SELLER'S WARRANTIES AND COVENANTS	24

8.	WARRANTIES & INDEMNITIES OF THE PURCHASER	26

9.	PURCHASER INDEMNITY	27

10.	SELLER’S INDEMNITY	27

11.	ASSIGNMENT	27

12.	COSTS AND EXPENSES	27

13.	FURTHER ASSURANCE	27

14.	ANNOUNCEMENTS	29

15.	CONFIDENTIALITY	30

16.	EFFECT OF COMPLETION	31

17.	GOVERNING LAW AND JURISDICTION	31

18.	ENTIRE AGREEMENT	32

19.	INTEREST	32

20.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999	33

21.	AGENT FOR SERVICE	33

22.	COUNTERPARTS	33

23.	NOTICES	33

24.	TRADE ACCOUNTS	35

SCHEDULE 1		36

	Details of the Company	36

	Part 1	36

Part 2	36

Details relating to the Subsidiaries Grosvenor Square Hotel S.à r.l.	36

(Previously BRE/Grosvenor, S.à.r.l.)	36

SCHEDULE 2	38

Warranties	38

SCHEDULE 3	58

Limitation of Seller’s liability	58

SCHEDULE 4	65

Brief description of the Property	65

Part 1	65

Grosvenor Square Hotel S.à.r.l.’s interest in the Property	65

Part 2	65

Lomar Hotel Company Limited’s interest in the Property	65

Part 3	65

Letting Documents	65

SCHEDULE 5	67

Licences and permits	67

SCHEDULE 6	68

Construction Projects at the Property	68

SCHEDULE 7	70

Employee Transfer Agreement	70

SCHEDULE 8	71

Bonuses	71

SCHEDULE 9	72

Completion Accounts	72

Part 1	72

Completion Accounts	72

Part 2	75

Expert determination	75

Part 3	78

Specific Accounting Policies to be Adopted in the Completion Accounts	78

THIS AGREEMENT is made on	JULY 2006

BETWEEN

(1)	BRE/EUROPE 2, S.A.R.L., a limited liability company (société à responsabilité limitée) organised and existing under the laws of Luxembourg whose registered address is 20, Rue Eugène Ruppert L-2453 Luxembourg, registered with the Luxembourg trade and companies register under number B94.375 (“Seller”); and

(2)	PINGLETON HOLDING S.A.R.L., a company organised and existing under the laws of Luxembourg, whose registered address is 20, rue de la Poste, L-2346, Luxembourg registered with the Luxembourg trade and companies register under number B114490 (“Purchaser”).

BACKGROUND

A	Particulars of the Company are set out in part 1 of schedule 1.

B	The Seller currently holds legal title to the Shares.

C	The Seller has agreed to sell, and the Purchaser has agreed to purchase and pay for, the Shares on the terms and subject to the conditions of this agreement.

IT IS HEREBY AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this agreement, unless the context otherwise requires, the following words and expressions shall bear the following meanings:

“Accounts Date” means 31 December 2005;

“Act” means the Landlord and Tenant Act 1954;

“Accruals” means the monetary value of all goods and services received by any Group Company before the Completion Date which have not been paid for by that Company as at 24:00 hours (GMT) at the end of the Completion Date including interest owed by the Group Companies in respect of the Inter-Group Debt, any wages, salaries, severance pay arising on terminations notified by the Group Companies prior to the Completion Date, deductions from employees salaries on account of tax, VAT, accrued tax (other than in respect of Corporate Income Tax) and property tax and employer’s and employees social security payment and pension contribution accruals for the calendar month in which the Completion Date falls, and any amounts in respect of bonuses for 2005 and prior years and for the period up to Completion;

“Accrued Income” means the monetary value of all goods and services provided by any Group Company before the Completion Date for which revenue has not been received by that Company as at 24:00 hours (GMT) at the end of the Completion Date including interest due to the Group Companies in respect of any amount included in calculating the Inter-Group Debt;

“Adachi Agreement” means the agreement between Adachi Enterprises Europe B.V. and BRE Grosvenor Shareholder S.à r.l. entered into on 4 September 2003 and any agreement(s) entered into pursuant thereto;

“Affiliate” means, in respect of any person, any person directly or indirectly controlling, controlled by or under common control with such person;

“Agreed Terms” means, in relation to a document, such document in the terms agreed between the Purchaser and Seller and signed for identification by the Seller’s Solicitors and Purchaser’s Solicitors;

“Applicable Accounting Standard” shall mean (i) with respect to Lomar, UK GAAP, and (ii) with respect to the Company and Grosvenor Square Hotel Sarl, Luxembourg GAAP.

“Audited Accounts” means the audited accounts of Lomar for the period ended on the Accounts Date;

“Barclays” means Barclays Bank PLC, registered in England and Wales under company number 1026167;

“Barclays Debt” means all monies owed to Barclays by the Group Companies under the Barclays Loan Agreement, the “Security Documents” as referred to therein and any and all related financial instruments and arrangements;

“Barclays Loan Agreement” means the facility agreement dated 15 October 2003 as made between Barclays (as agent, security trustee, mandated lead arranger and lender), the Company (as borrower) and Lomar (as guarantor);

“Barclays Security” means the security constituted by each of the Security Documents as defined in the Barclays Loan Agreement;

“Business Day” means any day other than Saturdays, Sundays and bank holidays during which banks are open for business in London and Luxembourg and New York;

“CAA” means the Capital Allowances Act 2001;

“Claim” means a claim against the Seller under the Warranties or the Tax Deed (unless stated otherwise);

“Closing Working Capital” means the amount calculated to be “Closing Working Capital” in connection with the preparation of the Completion Accounts in accordance with Section 3A and Schedule 9;

“Company” means BRE/Grosvenor Shareholder S.à r.l.;

“Companies Acts” means the Companies Act 1985, the Companies Consolidation (Consequential Provisions) Act 1985 and the Companies Act 1989;

“Completion” means completion of the sale and purchase of the Shares in accordance with clause 6;

“Completion Accounts” means the accounts to be prepared and agreed or determined pursuant to clause 3A and schedule 9;

“Completion Date” means the date on which Completion takes place;

“Completion Payment” means the sum of £103 million;

“Control” means in relation to a body corporate, the power of a person to secure that the affairs of the body corporate are conducted in accordance with the wishes of that person:

(a)	by means of the holding of shares, or the possession of voting power, in or in relation to that or any other body corporate; or

(b)	by virtue of any powers conferred by the constitutional or corporate documents, or any other document, regulating that or any other body corporate,

and a “Change of Control” occurs if a person who controls any body corporate ceases to do so or if another person acquires control of it;

“Current Employees” shall have the same meaning as the definition of such term in the Employee Transfer Agreement ;

“Current Guest Accounts” means uninvoiced accounts of guests staying at the Property as at Completion who are booked to remain at that Property after Completion and uninvoiced or invoiced but unpaid accounts of corporate clients in respect of guests who have stayed at the Property prior to Completion;

“Current Guest Deposits” means advance deposits and receipts of guests who will be staying at or using the services provided at the Property following the Completion Date and any sums credited to corporate client accounts in respect of guests who will be staying at or using the services provided at the Property following the Completion Date;

“Debtors” means all the book and other debts arising out of or attributable to the operations of any Group Company as at 24:00 hours (GMT) at the end of the Completion Date including Accrued Income, Prepayments, rights to repayments of tax and rates, and the right to receive payment for services rendered before Completion but not invoiced before such date which shall include that portion of Current Guest Accounts relating to the period prior to Completion but, for the avoidance of doubt, excluding deferred tax, any amount included in calculating the Inter-Group Debt, and Inter-Group Receivables or such book or other debts owed by a Group Company to another Group Company;

“Deferred Income” means all payments received by the Group Companies before the Completion Date relating to a service to be provided by that Group Company on or after the Completion Date including any Current Guest Deposits;

“Disclosed” means disclosed to the Purchaser in the Disclosure Letter with such reasonable clarity and detail so as to enable the Purchaser to identify the nature and scope of the matter disclosed;

“Disclosure Letter” means the letter of even date herewith, together with the attachments thereto, from the Seller to the Purchaser disclosing exceptions to the Warranties;

“Employee Transfer Agreement” means the agreement between Marriott Hotel, Limited and Lomar set out in Schedule 7;

“Encumbrance” means any claim, charge, mortgage, lien, option, equity, power of sale, hypothecation, retention of title, right of pre-emption, right of first refusal or other third party right or security interest of any kind with the exception of liens arising by operation of law in the ordinary course of business of any Group Company;

“Escrow Agreement” means the agreement dated on or about the date hereof by and among the Seller, the Purchaser, the Seller’s Solicitors and the Purchaser’s Solicitors (the Seller’s Solicitors and the Purchaser’s Solicitors together the “Escrow Agent”) in relation to the Escrow Account;

“Escrow Account” means the interest bearing account in pounds sterling to be opened with The Royal Bank of Scotland PLC in the joint names of the Seller’s Solicitors and the Purchaser’s Solicitors and to be operated in accordance with clause 3 and the Escrow Agreement;

“Escrow Amount” means the deposit in the amount of £5,000,000 which constitutes a part of the Share Consideration and is releasable exclusively on the terms set out in clause 3.1;

“Estimated Working Capital” has the meaning given in clause 3A1;

“Expert” has the meaning given in part 2 of schedule 9;

“Grosvenor Street Property” means the property being Basement Flat, 18 Grosvenor Street, London, W1K 4QH, UK registered with title absolute at the Land Registry under title number NGL 483944;

“Group Companies” means the Company and the Subsidiaries and “Group Company” means any one of them;

“GPPP” means the London Marriott Hotel Group Personal Pension Plan;

“Hotel” means the London Marriott Hotel, 10-13 Grosvenor Square and 84 Duke Street, London W1K 6JP;

“Inter-Group Debt” means all indebtedness due at Completion from the Group Companies to the Seller’s Group and BRE/Europe 2 Finance S.à.r.l and all indebtedness due at Completion from the Seller’s Group and BRE/Europe 2 Finance S.à.r.l to the Group Companies (excluding in each case any amounts taken into account in calculating Inter-Group Payables and amounts taken into account in calculating any Inter-Group Receivables);

“Inter-Group Payables” means all indebtedness due at Completion from the Group Companies to the Seller’s Group and BRE/Europe 2 Finance S.à.r.l (excluding any amount included in calculating Inter-Group Debt) and including any trading debt or liabilities arising in the ordinary course owed by the Group Companies to a member of the Seller’s Group and BRE/Europe 2 Finance S.à.r.l as at close of business on the Completion Date;

“Inter-Group Receivables” means all indebtedness due at Completion from the Sellers’ Group and BRE/Europe 2 Finance S.à.r.l to the Group Companies (excluding any amount included in calculating Inter-Group Debt) and including any trading debt or liabilities arising in the ordinary course owed by a member of the Sellers’ Group and BRE/Europe 2 Finance S.à.r.l to the Group Companies as at close of business on the Completion Date;

“Leases” means the two leasehold interests held by the Subsidiaries as more particularly described in parts 1 and 2 of Schedule 4;

“Letting Documents” means any lease, underlease, tenancy, licence or agreement or arrangement preceding the creation of the same or other agreement or arrangement giving rise to rights of occupation and enjoyment (in each case as amended) to which the Leases are subject, short particulars of which are set out in part 3 of Schedule 4.

“Licences and Permits” means those licences and permits listed at schedule 5;

“Licence and Royalty Agreement” means the amended and restated licence and royalty agreement dated 5 September 2003 made between (1) Lomar and (2) International Hotel Licensing Company S.à r.l.;

“Lomar” means Lomar Hotel Company, Limited, a Group Company and employer of the Current Employees prior to completion of the Employee Transfer Agreement;

“Losses” means all losses, liabilities, Taxation liabilities, costs (including, without limitation, reasonable legal costs and experts’ and consultants’ fees), charges, expenses, actions, proceedings, claims, damages and demands;

“Management Accounts” means the unaudited management accounts for each Group Company comprising the unaudited balance sheet and profit and loss account in the Agreed Terms for the period ending 30 June 2006;

“Management Agreement” means the amended and restated management agreement dated 5 September 2003 made between (1) Lomar and (2) Marriott Hotels Limited;

“Marriott Agreements” means the Management Agreement, the Licence and Royalty Agreement and the Overseas Services Agreement;

“Marriott Fee” means the sum of £5,500,000 to be paid by Lomar to Marriott Hotels Limited under the terms of the Management Agreement as a result of the sale and purchase of the Shares pursuant to this Agreement;

“Monthly Reports” means the unaudited monthly reports prepared pursuant to the Management Agreement for the period ending 30 June 2006;

“Overseas Services Agreement” means the agreement dated 8 September 1989 made between (1) Lomar Hotel Company Limited and (2) Marriott International Corporation;

“1983 Scheme” means the London Marriott (1983) Retirement Fund;

“Pension Schemes” means any agreement, arrangement or scheme (including ex gratia arrangements and whether or not a registered pension scheme under the Finance Act 2004 and whether or not funded for in advance) for the payment of any pensions, allowances, lump sums or other benefits on death or retirement for or in respect of any employee or officer or former employee or officer of any Group Company or any dependant of any such employee or officer;

“Prepayments” means all prepayments made by the Group Companies before the Completion Date which relate to a supply to any such company of goods and/or services the benefit of which is to be received after the Completion Date;

“Property” means the leasehold property of each of the Subsidiaries, as more particularly described in Schedule 4;

“Purchase Agreements” means this agreement and any other agreement in the Agreed Terms entered into pursuant to this agreement;

“Purchaser’s Group” means the Purchaser and each of its Affiliates, including, with effect from Completion, the Group Companies;

“Purchaser’s Solicitors” means Paul, Hastings, Janofsky & Walker (Europe) LLP of 88 Wood Street, London EC2V 7AJ;

“Security Interest” means any mortgage, charge, assignment by way of security, guarantee, indemnity, debenture, pledge, declaration of trust, lien, right of set-off or combination of accounts, option, right of first refusal, right of pre-emption, retention of title arrangement or any other security interest whatsoever, howsoever created or arising;

“Seller’s Group” means the Seller, the Company and the Subsidiaries which shall, for the period to Completion only, include the Group Companies;

“Seller’s Solicitors” means DLA Piper Rudnick Gray Cary UK LLP of 3 Noble Street, London EC2V 7EE;

“Senior Employee” means any employee employed or engaged by a Group Company on an annual base salary (on the basis of full-time employment) in excess of £75,000 and the general manager of the Hotel;

“Share Consideration” has the meaning given to such term in clause 3.2;

“Shares” means the 500 issued ordinary shares of EUR 25 each in the capital of the Company comprising the whole of the issued share capital of the Company;

“Stock” means all items which have prior to the date hereof, in accordance with the provisions of paragraph 3 of Part 1 of Schedule 9, been regarded as stock which are unused, owned beneficially by any Group Company and held at the Property at Completion;

“Stock Statement” means the statements of stock to be prepared by the Purchaser and the Seller in accordance with Schedule 9;

“Sterling” or “£” means pounds sterling, the currency of the United Kingdom;

“Subsidiaries” means the companies, particulars of which are set out in part 2 of schedule 1 and “Subsidiary” shall be construed accordingly;

“Subsidiary Board Minutes” means the minutes in the Agreed Terms of meetings of the boards of directors of the Subsidiaries;

“TA 88” means the Income and Corporation Taxes Act 1988;

“Tax Authority” means HM Revenue & Customs or any other authority or body, whether of the United Kingdom or elsewhere and whether national or otherwise, competent to impose and/or assess Tax;

“Tax Deed” means the deed of covenant against Taxation in the Agreed Terms;

“Taxation” means all forms of taxation including stamp duty and charges, social security charges, contributions, duties, imposts, levies, withholdings and national governmental charges in each case in the nature of tax, whatsoever and whenever created, enacted or imposed, and any amounts payable to any Tax Authority or any other person as a result of any law relating to taxation, in each case, wherever in the world imposed and whether chargeable directly or primarily against or attributable to a Group Company or any other person, together with all fines, penalties, interest and surcharges connected therewith but excluding council tax, the uniform business rate, water rates and any other form of local authority rate or charge and “Tax” shall be construed accordingly;

“Tax Claim” means a claim for breach of a Tax Warranty or a claim under the Tax Deed;

“Taxation Statute” means any directive, statute, enactment, law or regulation, wheresoever enacted or issued, coming into force or entered into providing for or imposing any Taxation and shall include orders, regulations, instruments, bye-laws or other subordinate legislation made under the relevant statute or statutory provision and any directive, statute, enactment, law, order, regulation or provision which amends, extends, consolidates or replaces the same or which has been amended, extended, consolidated or replaced by the same;

“Tax Warranties” means the warranties contained within paragraph 7 and sub-paragraph 11.15 of schedule 2 to this agreement, and “Tax Warranty” shall be construed accordingly;

“TCGA” means the Taxation of Chargeable Gains Act 1992;

“TMA” means the Taxes Management Act 1970;

“Trade Creditors” means all indebtedness of the Group Companies as at 24:00 hours (GMT) at the end of the Completion Date including, without limitation, creditors, overdrafts, monies held on account, bills of exchange, tax, Accruals, Inter-Group Payables and Deferred Income but excluding, for the avoidance of doubt, deferred tax, any amounts included in calculating the Inter-Group Debt, Inter-Group Payables and any indebtedness owned by a Group Company to another Group Company;

“Unaudited Accounts” means the unaudited accounts of each of the Company and Grosvenor Square Hotel S.à.r.l for the period ended on the Accounts Date;

“VAT” value added tax;

“VATA” means the Value Added Tax Act 1994; and

“Warranties” means the warranties made by the Seller set out in schedule 2.

1.2	References to any statute, statutory provision, statutory instrument or order or regulation made thereunder, includes that statute, statutory provision, instrument, order or regulation as amended, modified, consolidated, re-enacted or replaced from time to time, provided always that the Seller shall not incur any liability nor shall any liability of the Seller be increased as a result thereof.

1.3	Unless the context otherwise requires, references to the singular include the plural, references to any gender include all other genders and references to a “person” shall include any individual, firm, body corporate, unincorporated association, profession, business and partnership.

1.4	Clause, schedule and paragraph headings are for information only and shall not affect the construction of this agreement.

1.5	The schedules and any attachments form part of this agreement and shall have the same force and effect as if expressly set out in the body of this agreement and any reference to this agreement shall include the schedules.

1.6	All defined terms set out in the recitals to this agreement shall have the meanings given thereto in this clause 1.

2.	SALE AND PURCHASE

2.1	The Seller shall at Completion sell and transfer, with full legal and beneficial title, the Shares to the Purchaser together with all rights attached or accruing to the Shares in respect of the period commencing on or after the Completion Date.

2.2	Upon transfer to the Purchaser, the Shares shall be free from all Encumbrances and Security Interests and from all other rights exercisable or claims by third parties.

2.3	Upon transfer to the Purchaser, the Purchaser shall be entitled to exercise all rights attached or accruing to the Shares in respect of the period commencing on or after the Completion Date including, without limitation, the right to receive all dividends, distributions or any return of capital declared, paid or made by the Company in respect of periods commencing on or after the Completion Date.

2.4	The Seller shall ensure that all rights of pre-emption and other restrictions on transfer (if any) over the Shares, under the respective articles of association of the Company or otherwise, in relation to the sale and purchase and transfer of the Shares pursuant to this agreement shall be irrevocably waived on or before Completion.

2.5	The Seller and the Purchaser hereby agrees to appoint each of Cornelia M W Van den Broek and/or Robert W Simon each acting individually and under her/his sole signature, to register the transfer of the Shares pursuant to this agreement in the shareholders register held at the Company’s registered office and to take all further actions which may be required under Luxembourg law to realise the transfer of the ownership of the Shares to the Purchaser.

3.	ESCROW AMOUNT AND CONSIDERATION

3.1	The Escrow Amount shall constitute a deposit, which shall be released for the benefit of the Seller or for the benefit of the Purchaser exclusively on the terms set out in clauses 3.1.1 and 3.1.2 below. The Escrow Amount shall be placed by the Purchaser in the Escrow Account (with the Escrow Account being regulated by the Escrow Agreement to be executed on the date of this agreement) and shall be held on trust for the Seller and the Purchaser. Payment of the Escrow Amount into, and its release from, the Escrow Account by the Escrow Agent shall take place as follows:

3.1.1	the Escrow Amount shall be paid via telegraphic transfer by the Purchaser to the Escrow Account on the date of this agreement;

3.1.2	release of the Escrow Amount (together with any interest earned thereon) by the Escrow Agent shall be made in the manner set out in clause 3.1.2.1, 3.1.2.2 or 3.1.2.3 below (as applicable) and the Seller and the Purchaser shall jointly instruct the Escrow Agent accordingly:

3.1.2.1	Upon Completion, the Escrow Amount shall be released to the Seller;

3.1.2.2	If this agreement is terminated by the Seller pursuant to clause 6.7 (due to a material breach by the Purchaser), the Escrow Amount shall forthwith be released to the Seller and neither the Seller nor the Purchaser shall have any further obligations under this agreement except those which expressly survive such termination. Release of the Escrow Amount to the Seller in accordance with the provisions of this clause 3.1.2.2 shall constitute the payment by the Purchaser to the Seller of liquidated damages and shall constitute the Seller’s sole and exclusive remedy hereunder in respect of any and all defaults by the Purchaser under this agreement and/or any related documents and no other amount shall be payable by the Purchaser to the Seller, whether in the form of damages or otherwise, in respect thereof and the Seller hereby irrevocably waives any and all rights and remedies (whether at law or in equity) in respect of any such breach or default; or

3.1.2.3	If this agreement is terminated by the Purchaser pursuant to clauses 6.7 (due to a material breach by the Seller) or 5.3 or by either party pursuant to clause 4.3, the Escrow Amount shall forthwith be released to the Purchaser and neither the Purchaser nor the Seller shall have any further obligations under this Agreement (except those which expressly survive such termination) and, subject to clause 3.1.2.4, neither party shall have any liability to or claim against the other under this agreement and/or any related documents in respect of antecedent breaches or otherwise.

3.1.2.4	Without prejudice to the Purchaser’s right to receive repayment of the Escrow Amount pursuant to clause 3.1.2.3, if the Seller commits a wilful breach of any of clauses 6.2, 6.3, or 6.4, (or any sub-clause thereof), then the Purchaser shall be entitled (i) to terminate this agreement pursuant to clause 6.7 and to recover all out of pocket costs and expenses incurred by the Purchaser in connection with the transactions contemplated by this agreement including, without limitation all reasonable legal costs and expenses, up to a maximum amount of £2,000,000, or (ii) to seek any and all rights and remedies at law or in equity specifically to enforce the terms and conditions of this agreement. If the Purchaser elects to exercise its remedy set forth in sub-clause 3.1.2.4 (i), the Purchaser shall have no other remedy against the Seller in respect of the relevant wilful breach by the Seller whether in the form of damages or otherwise and the Purchaser hereby irrevocably waives any and all rights and remedies (whether at law or in equity) in respect of any such breach.

3.2	The total consideration for the sale and purchase of the Shares shall equal the Completion Payment plus or minus (as applicable) the Closing Working Capital (the “Share Consideration”) .

3.3	The parties agree that for US Tax purposes the total consideration paid by the Purchaser to the Seller under this agreement shall be attributed 90 per cent to the building at 10-13 Grosvenor Square and 84 Duke Street, London W1K 6JP, (the “Building”) and 10 per cent to the fixtures, fittings and equipment at the Building and that such allocation represents the parties’ good faith judgment as to the fair market value of such assets. The Seller and the Purchaser shall file all U.S. federal tax returns in accordance with such allocation, as the same may be adjusted pursuant to the provisions of clause 3A. The provisions of this clause 3.3 shall survive Completion.

3A	COMPLETION ACCOUNTS AND ADJUSTMENT OF CONSIDERATION

3A1 As soon as reasonably practicable following the date of this agreement, but in any event on or before 15 August 2006, the Seller shall prepare a schedule of “Working Capital” as of 31 July 2006 utilizing the methodology set forth in schedule 9 and the format set forth in part 4 of such schedule (except that stock will be given a value in ledger for purposes of calculating Estimated Working Capital and no inventory will be taken). The “Working Capital” as so calculated shall be the Estimated Working Capital for purposes of this agreement absent manifest error.

3A2	As soon as reasonably practicable following Completion but in any event within 45 days following Completion (the actual date of delivery being the “Delivery Date”), the Seller shall arrange for the preparation and delivery to the Purchaser of draft Completion Accounts in accordance with the provisions of schedule 9.

3A3	Once (i) the Seller and the Purchaser reach (or pursuant to the provisions of schedule 9 are deemed to reach) agreement on the Completion Accounts or (ii) the Completion Accounts are finally determined by the Expert pursuant to the provisions of schedule 9:

3A3.1	if the Closing Working Capital, as stated in the Completion Accounts, exceeds the Estimated Working Capital, Purchaser shall make a payment to the Seller (together with accrued interest pursuant to 3A4); and

3A3.2	if the Closing Working Capital, as stated in the Completion Accounts, is less than the Estimated Working Capital, Seller shall make a payment to the Purchaser (together with accrued interest pursuant to 3A4);

in either case not later than five (5) Business Days after the Completion Accounts shall have become final and binding on the parties for the purposes of this agreement (the “Working Capital Adjustment”).

3A4	Interest shall be payable by the payor to the payee on the Working Capital Adjustment calculated on a daily basis from the Delivery Date to the date of payment at a rate per annum equal to the then LIBOR three month average rate quoted by Reuters at the close of business on the Delivery Date.

4.	CONDITIONS

4.1	Conditions Precedent

The agreement to sell and purchase the Shares contained in Clause 2 is conditional upon satisfaction of the following conditions:

4.1.1	execution by Lomar of the Employee Transfer Agreement and expiry of the notice given by Lomar in accordance with clause 9 of the Employee Transfer Agreement;

4.1.2	each of the Warranties made by the Seller in this Agreement being true and correct in all material respects on and as of the Completion Date as though such Warranties were made on and as of the Completion Date (other than those made only as of a specified date earlier than the Completion Date) and each Warranty made only as of a specified date earlier than the Completion Date being true and correct in all material respects on and as of such earlier date; and

4.1.3	the Seller having performed and complied with in all material respects each covenant set forth in clause 5.1 of this Agreement.

4.2	Responsibility for Satisfaction

The Seller and the Purchaser shall use all reasonable endeavours to ensure the satisfaction of the conditions set out in Clause 4.1 as soon as possible after the date of this agreement.

4.3	If the conditions in clause 4.1 have not been fulfilled or waived by 30 September 2006 (or such later date as may be agreed in writing by the parties) then either the Seller or the Purchaser may terminate this agreement at any time by written notice to the other and, save for rights which expressly survive termination and each party’s rights under clause 3.1, each party’s rights and obligations under the Purchase Agreements shall cease with immediate effect.

5.	PRE-COMPLETION

5.1	The Seller’s Obligations in Relation to the Conduct of Business

Except as may be required to give effect to and comply with this agreement or any law or regulation or in so far as the Purchaser has given its prior written consent (such consent not to be unreasonably withheld or delayed), the Seller shall and undertakes to procure that between the date of this agreement and Completion, each Group Company:

5.1.1	shall carry on its business in all material respects as a going concern in the ordinary course as carried on prior to the date of this agreement;

5.1.2	shall advise the Purchaser of any breach of, default or service of notice under, termination of, or other course of action arising under or in connection with the Marriott Agreements;

5.1.3	without prejudice to the generality of Clause 5.1.1, shall not:

5.1.3.1	enter into any agreement or incur any commitment involving any capital expenditure except to the extent that such expenditure is (i) a payment made in respect of any of those matters referred to in Schedule 6 of this agreement or (ii) incurred in connection with any emergency repairs required to be made at the Hotel in respect of events that occur on or after execution of this agreement;

5.1.3.2	Except in relation to entering into a deed of variation of the operating agreement in the form of the draft provided to the Buyer on 27 July 2006 (see document section 12 volume 9 number 65 of the Disclosure Document) to be entered into by and among Lomar, Gordon Ramsay (Maze) Limited and Mr Gordon James Ramsay, enter into or amend any agreement or incur any commitment not in the ordinary course of business;

5.1.3.3	acquire or dispose of, or agree to acquire or dispose of, any material asset, or enter into or amend any agreement or incur any commitment to do so, other than in the ordinary course of business;

5.1.3.4	acquire or agree to acquire any share, shares or other interest in any company, partnership or other venture;

5.1.3.5	other than in the ordinary course of business, incur any additional borrowings or incur any other indebtedness save for any changes to inter-company balances between Group Companies;

5.1.3.6	create, allot or issue, or grant any option to subscribe for, any share capital;

5.1.3.7	amend, to any material adverse extent, any of the terms (and, in particular, the price, condition of payment and duration of the contract) on which goods, facilities or services are supplied, such supplies being material in the context of any Group Company, except where required to do so in order to comply with any mandatory legal or regulatory requirement;

5.1.3.8	enter into any transaction, arrangement or agreement (including any modification thereto) between any Group Company and any member of the Seller’s Group otherwise than on arm’s length terms;

5.1.3.9	commence or settle any litigation involving an amount in excess of £10,000;

5.1.3.10	save for renewals in the ordinary course of Business, terminate or materially alter the terms of or level of cover of any insurance policy prevailing at the date of this agreement for the benefit of the Group Companies or enter into any new contract of insurance for the benefit of the same;

5.1.3.11	in relation to the Property:

(a)	carry out any material alteration or addition to, or materially effect any change of use save for completion of those works set out in Schedule 6 of this agreement;

(b)	terminate or serve any notice to terminate, surrender or accept any surrender of or waive the terms of any lease, tenancy or licence pursuant to which the Property is held or in relation to any of the Letting Documents;

(c)	unless under a statutory or other legal obligation to do so, agree any new rent or fee payable under any lease, tenancy or licence pursuant to which the Property is held or in relation to any of the Letting Documents;

(d)	enter into, create or vary any agreement, option, transfer, lease, tenancy, licence, charge or other commitment relating to the Property or any part or in relation to any of the Letting Documents save for the licence to alter granted by Grosvenor Estates to Grosvenor Square Hotel S.à.r.l. the application for which has been submitted prior to the date hereof, if so required;

(e)	sell, convey, transfer, assign or charge the Property or any part or grant any rights or easements over the Property or any part, or enter into any covenants affecting the Property or any part, or agree to do any of the foregoing;

(f)	carry out any new activity on the Property which activity has not been carried out prior to the date of this agreement as part of the relevant Group Company’s business in the ordinary course; or

5.1.3.12	make any material amendment to the terms and conditions of employment (including, without limitation, remuneration, pension entitlements and other benefits) of any Senior Employee (other than minor increases in the ordinary course of business which the Seller shall notify to the Purchaser as soon as reasonably possible);

5.1.3.13	save as set forth in schedule 8, provide or agree to provide any gratuitous payment, bonus or benefit to any Current Employee or any of their dependants;

5.1.3.14	dismiss any Senior Employee (other than in accordance with normal disciplinary procedures); or

5.1.3.15	engage or appoint any additional Senior Employee;

5.1.3.16	establish or modify any (i) targets, goals, pools or similar provisions in respect of any financial year under any benefit plan, employment-related contract or other employee compensation arrangement or (ii) salary ranges, increase guidelines or similar provisions in respect of any benefit plan, employment-related contract or other employee compensation arrangement;

5.1.3.17	settle an insurance claim in excess of £50,000;

5.1.3.18	enter into any guarantee, indemnity or other agreement to secure any obligation of a third party or create any Encumbrance over any of its assets or undertaking in any such case other than in the ordinary course of business and on arm’s length terms; or

5.1.3.19	make any material change to its accounting practices or policies (except to the extent required to comply with any changes in GAAP) or amend its constitutional documents;

5.1.3.20	enter into, amend, modify or terminate (partially or completely) or grant any waiver or give any consent with respect to a Material Contract or any contract that would, if in existence on the date of this Agreement, be a Material Contract;

5.1.3.21	declare, make, set aside or pay any dividend or other distribution (including by way of capital reduction) to its shareholders;

5.1.3.22	repay all or any part of any indebtedness owed by a Group Company to any member of the Seller’s Group save for any changes to inter-company balances between Group Companies;

5.1.3.23	enter into any contract of employment (whether on full or part-time terms) with any person or make any amendment to any contract of employment with any existing employee;

5.1.3.24	subject to clause 7.13 take any action which is likely to increase the liabilities of any Group Company or the Purchaser’s Group in respect of the 1983 Scheme or is likely to lead to the winding-up of the 1983 Scheme; or

5.1.3.25	enter into any agreement or arrangement to do or engage in any of the foregoing.

Any action taken at the sole discretion of the Manager (as defined in the Management Agreement) under the terms of the Management Agreement (or where Lomar gives its consent to any such action in circumstances where under the terms of the Management Agreement Lomar’s consent is not to be unreasonably withheld) shall not cause the Seller or any Group Company to breach the provisions of this clause 5.1 provided that such action is not subject to the consent, approval, ratification or other authorisation by the Seller or a Group Company.

5.2	If, on or before Completion, either (i) the Property or any part thereof shall be damaged materially or destroyed or (ii) the Property or any part thereof shall be acquired by a relevant authority by the passing of a compulsory purchase order in respect of it the Seller shall without delay notify the Purchaser in writing that this is the case.

5.3	If either of the events referred to in clause 5.2(i) or (ii) occur and:

5.3.1	either this results in the Property becoming no longer useable as an hotel; or

5.3.2	permanently impairs the use, occupation or value of the Property; or

5.3.3	the cost repairing the damage or destruction or the statutory compensation payable in relation to the compulsory purchase order (in either case) will exceed, in the Sellers reasonable opinion, the sum of ten million pounds (£10,000,000), then the Purchaser shall be entitled within ten (10) Business Days after receiving the Seller’s written notice given pursuant to clause 5.2 to serve a written notice on the Seller terminating this Agreement.

5.4	From and after the date of execution of this agreement up to and including the Completion Date, the Seller shall and shall cause Lomar (and its board of directors) to co-operate and comply with all reasonable instructions of the Purchaser in connection with the preparation of any and all documents, declarations and reports that the Purchaser or Lomar may be required to file, or to have filed on its behalf, in connection with matters arising under or in connection with sections 155 to 158 Companies Act 1985 (as amended) including, without limitation, the appointment and authorization of an accounting firm nominated by the Purchaser, the provision of such financial statements, accounting records, working papers and other accounting-related documents and other information as such accounting firm may reasonably request and consent to the use of such information. The Purchaser shall reimburse the Seller for all reasonable out-of-pocket costs and expenses paid to the relevant accounting firm in connection with such process.

6.	COMPLETION

6.1	Completion shall take place at the offices of the Seller in Luxembourg (or such other place as may be agreed between the parties) on 31 August 2006 provided that the conditions in clause 4.1 have been satisfied (or waived by the Purchaser) commencing at 11am (CET) or, if later, two Business Days after the conditions in clause 4.1 have been satisfied (or waived by the Purchaser) (or such other date as the parties may agree in writing).

6.2	At Completion the Seller shall deliver or make available to the Purchaser:

6.2.1	the duly completed and executed stock transfer form in respect of the Shares in favour of the Purchaser;

6.2.2	the certificates for all of the Shares (if any);

6.2.3	the resignation in writing of each of BRE/ Management SA, Anthony Beovich and Dennis James McDonagh as managers/directors of the Company and the Subsidiaries as applicable;

6.2.4	the certificates of incorporation (and, where relevant, on change of name) of the Company and each Subsidiary;

6.2.5	the minute books of the Company and each Subsidiary duly made up to (but excluding) Completion;

6.2.6	the register of members and other statutory registers of the Company and each Subsidiary duly made up to (but excluding) Completion;

6.2.7	the common seal each Subsidiary (as the case may be);

6.2.8	all unissued share certificates of the Company and each Subsidiary (as the case may be);

6.2.9	a copy of a written resolution of the sole manager of the Seller authorising the execution by it of any Purchase Agreements to be executed by or on behalf of the Seller;

6.2.10	a copy of the Tax Deed duly executed by the Seller;

6.2.11	confirmation in form and substance reasonably satisfactory to the Purchaser that the Barclays Security has been released on or before Completion;

6.2.12	a copy of the Employee Transfer Agreement duly executed by the parties thereto; and

6.2.13	a resolution of the sole shareholder of Grosvenor Square Hotel S.à.r.l accepting the resignation of BRE Management SA as its manager and the appointment of the new manager nominated by the Purchaser.

6.3	Immediately prior to Completion, a board meeting of the Company (or as the case may be a sole member resolution) shall be duly convened and held at which with effect from Completion:

6.3.1	the stock transfer forms referred to in clause 6.2.2 shall be sanctioned for registration;

6.3.2	to approve the Purchaser as new sole member of the Company as per article 189 of the Luxembourg law on commercial companies, as amended;

6.3.3	those persons nominated by the Purchaser shall be appointed as managers of the Company and the resignations referred to in clause 6.2 shall be submitted and accepted (if this has not already occurred);

6.3.4	all existing instructions to banks shall be revoked and new instructions shall be given to such banks in such form as the Purchaser may direct; and

6.3.5	the situation of the registered office shall be changed to such address as the Purchaser may nominate and the accounting reference date shall be changed in accordance with any instructions given by the Purchaser.

6.4	The Seller shall procure that resolutions of the sole manager/meetings of the board of directors, as applicable, of the Subsidiaries are convened and held at which resolutions in the form set out in the Subsidiary Board Minutes are duly passed.

6.5	On Completion the Purchaser shall:

6.5.1	cause the Completion Payment minus the Escrow Amount and minus any and all amounts paid pursuant to clause 6.5.2 and plus or minus (as applicable) the Estimated Working Capital, to be paid by electronic funds transfer to a bank account which as been nominated to the Purchaser by the Seller in writing at least (5) Business days prior to Completion;

6.5.2	procure the repayment of (i) Barclays Debt; and (ii) any and all debt owed by the Group Companies to the Seller’s Group and/or BRE/Europe 2 Finance S.à.r.l as at Completion;

6.5.3	the Purchaser shall deliver to the Seller a copy of the resolution of the directors of the Purchaser which authorised the purchase of the Shares for the consideration and upon the terms set out in this agreement; and

6.5.4	deliver to the Seller a copy of the Tax Deed duly executed by the Purchaser.

6.6	Neither the Purchaser nor the Seller shall be obliged to complete the sale and purchase of any of the Shares unless the sale and purchase of all the Shares is completed simultaneously in accordance with this agreement.

6.7	If Completion does not take place on the Completion Date by reason of a material breach by the Seller or the Purchaser of any of their respective obligations under the provisions of clause 4 or clause 6, the party who is not in breach may by notice to the other party either:

6.7.1	proceed to Completion to the extent reasonably practicable;

6.7.2	terminate this agreement; or

6.7.3	defer Completion to such date as the Purchaser (in the case of notice to the Seller) or the Seller (in the case of notice to the Purchaser) shall specify but no later than 10 Business Days after the date Completion is due to take place in accordance with clause 6.1.

6.8	If either the Purchaser or the Seller terminates this agreement pursuant to the provisions of this clause 6, each party’s rights and obligations shall cease with immediate effect from termination, save for any rights under the provisions of clause 3.1 and for any rights which expressly survive termination.

7.	SELLER’S WARRANTIES AND COVENANTS

7.1	The Seller, to the extent and subject as set out in this clause 7, warrants to the Purchaser that each of the Warranties is true, accurate and not misleading as at the date of this agreement and as of the Completion Date as if repeated immediately prior to Completion with reference to the facts and circumstances subsisting at that date on the basis that any reference in any warranty, whether express or implied, to the date of this Agreement is substituted by a reference to the Completion Date.

7.2	Each of the Warranties is given subject to the matters Disclosed.

7.3	Each Warranty in respect of the “Company” shall be deemed to be a Warranty of the Seller given in respect of each of the Company and each Subsidiary and the expression “the Company” in schedule 2 shall be construed accordingly.

7.4	Each of the Warranties shall be construed as a separate warranty and (unless expressly provided to the contrary) shall not be limited by the terms of any of the other Warranties or by any other term of this agreement.

7.5	The rights and remedies of the Purchaser in respect of any breach of the Warranties shall not be affected by Completion.

7.6	Save for the Warranties given in paragraphs 3 and 4 of schedule 2 and any claim for damages under clauses 2.1 and 2.2 to which only the provisions of paragraph 7 of schedule 3 shall apply, the provisions of schedule 3 shall have effect to limit the liability of the Seller in respect of any Claim (to the extent specified therein).

7.7	The Seller undertakes not to, save in the case of fraud, wilful misconduct or wilful concealment, make any claim against any Group Company or a director, officer or employee of any Group Company which it may have in respect of a misrepresentation, inaccuracy or omission in or from information or advice provided by any Group Company or a director, officer or employee of any Group Company for the purpose of assisting the Seller to give a Warranty or prepare the Disclosure Letter.

7.8	The Purchaser covenants to the Seller that as at the date of this agreement neither it nor its Affiliates have actual knowledge (which shall not include any deemed, implied, imputed or constructive knowledge) of any matter, fact, event or circumstance that constitutes or is reasonably likely to constitute a Claim.

7.9	Without prejudice to the right of the Purchaser to claim on any other basis or take advantage of any other remedies available to it, if any Warranty is breached or proves to be untrue or misleading, the Seller undertakes to pay to the Purchaser on demand:

7.9.1	the amount necessary to put the Company or any of its Subsidiaries into the position it would have been in if the Warranty had not been breached and or been true and not misleading; and

7.9.2	all costs, expenses and disbursements (including, reasonable legal and other professional fees and costs) suffered or incurred by any member of the Purchaser’s Group as a result of any Warranty being breached or being untrue or misleading.

7.10	If at any time before or at Completion the Seller becomes aware that a Warranty has been breached, is untrue or is misleading, or has a reasonable expectation that any of those things might occur, it must immediately:

7.10.1	notify the Purchaser in sufficient detail to enable the Purchaser to make an accurate assessment of the situation; and

7.10.2	if requested by the Purchaser, use all reasonable endeavours to prevent or remedy the notified occurrence.

7.11	Warranties given so far as the Seller is aware are deemed to be given to the best of the knowledge, information and belief of the Seller which shall mean the actual knowledge of Glenn Alba, Kevin Kelly, Chris Ponting and Liz Escorza and shall not include any deemed, implied, imputed or constructive knowledge.

7.12	The Seller shall use all reasonable endeavours, on its own behalf and on behalf of Lomar, to consult with, and shall have regard to all reasonable requests of, the Purchaser before (i) making any written communication, attending any meeting or agreeing any future rate of contribution with the trustees of the 1983 Scheme prior to Completion in respect of the future funding of the 1983 Scheme; or (ii) communicating with the Pensions Regulator in respect of the 1983 Scheme prior to Completion, other than communicating a notifiable event under section 69 Pensions Act 2004 as a result of a decision to relinquish control of Lomar (it is not currently anticipated that any other communication with the Pensions Regulator will be necessary). The Seller will not communicate any information to the trustees of the 1983 Scheme relating to the Purchaser unless the Purchaser has given consent in advance (such consent not to be unreasonably withheld or delayed) to the disclosure of the information.

7.13	The Seller shall procure (and the Purchaser agrees) that Lomar shall make a contribution to the trustees of the 1983 Scheme of £1,780,000 prior to Completion.

8.	WARRANTIES & INDEMNITIES OF THE PURCHASER

The Purchaser warrants to the Seller that:

8.1	the Purchaser is duly organised and validly existing under the laws of Luxembourg;

8.2	the Purchaser has the requisite power to enter into and perform this agreement;

8.3	this agreement will, when executed, constitute legally valid and enforceable obligations of the Purchaser in accordance with their terms;

8.4	the execution, delivery and performance by the Purchaser of its obligations under this agreement:

8.4.1	will not result in a breach of any other obligations of the Purchaser; and

8.4.2	has been duly authorised by the board of directors of the Purchaser and no other action on the part of the Purchaser is required to authorise the execution, delivery and performance by the Purchaser of its obligations under this agreement.

8.5	the purchase of the Shares by the Purchaser pursuant to this agreement will not breach any statute, law or decree of a judgment of any court or government authority which, in each such case, is binding on the Purchaser;

8.6	the Purchaser does not require any prior consent, approval, authorisation or registration with any governmental, regulatory or other authority in connection with the purchase of the Shares (or any of them) by the Purchaser pursuant to this agreement.

9.	PURCHASER INDEMNITY

The Purchaser hereby agrees to indemnify the Seller from and against any and all Losses whensoever and howsoever arising actually suffered, incurred or sustained by the Seller as a result of Lomar entering into or in any way in connection with the Employee Transfer Agreement (excluding any Losses arising out of any failure to obtain any relevant approval, authority or consent to enter into such agreement). For the avoidance of doubt, the Purchaser shall not be liable for any indirect or consequential damages or loss of profit pursuant to this clause 9.

10.	SELLER’S INDEMNITY

The Seller shall indemnify and hold harmless the Purchaser (for itself and as agent for each other member of the Purchaser’s Group) from and against any and all Losses whensoever and howsoever arising actually suffered, incurred or sustained by any of them or to which any of them may be or become subject, to the extent such Losses result from the disposal of the Grosvenor Street Property by the Seller prior to the date hereof provided that the proceeds of sale of the Property shall not be treated as Losses for the purposes of this clause 10. For the avoidance of doubt, the Seller shall not be liable for any indirect or consequential damages or loss of profit pursuant to clause 10.

11.	ASSIGNMENT

Neither the Purchaser nor the Seller may, without the prior written consent of each of the Seller or, as the case may be, the Purchaser, assign the benefit of any or all of the obligations of any other party under this agreement nor any benefit arising under or out of this agreement, other than, by way of security, to a provider of debt financing in connection with the acquisition of the Shares by the Purchaser.

12.	COSTS AND EXPENSES

The Seller shall bear all legal, accountancy and other costs and expenses incurred by it in connection with this agreement and the Purchaser shall bear all legal, accountancy and other costs and expenses incurred by it including, but not limited to, any stamp duty, stamp duty reserve tax and transfer tax duly payable by the Purchaser in connection with this agreement.

13.	FURTHER ASSURANCE

13.1	Each of the parties shall from time to time, on being required to do so by any other party to this agreement now or at any time in the future, do or, so far as each is able, procure the doing of, all such acts and/or execute or procure the execution of such documents in a form satisfactory to the party concerned as they may reasonably consider necessary for giving full effect to this agreement and securing to them the full benefit of the rights, powers and remedies conferred upon them in this agreement.

13.2	In the event that the Seller at any time after the date hereof should wish to take out insurance against liability under this agreement, the Purchaser undertakes to provide such information as the prospective insurer may reasonably require, subject to any duty of confidentiality which it owes to any third party, before effecting such insurance.

13.3	Save in connection with any announcement permitted pursuant to clause 13, the Purchaser agrees that it shall not use (and it shall procure that the Group Companies shall not use) the name “Blackstone” (or any colourable imitation thereof) in any way whatsoever or for any purpose whatsoever.

13.4	As regards any time, date or period mentioned in this agreement time shall be of the essence.

13.5	After Completion the Purchaser shall allow the Seller and its professional advisers and other agents at reasonable times upon reasonable advance notice such access as is practicable during normal business hours to, and to inspect all necessary books, files and records of the relevant Group Company that have been delivered to the Purchaser on Completion for the purpose of assessing and dealing with any claim or liability hereunder where this is permitted by law and is not inconsistent with any agreement, binding on the Purchaser or the relevant Group Company.

13.6	In the event that following the date hereof, the Purchaser or any of its Affiliates conducts an offering of securities or listing on a securities exchange that requires the inclusion of business, financial or other information relating to the Property and the Group Companies, the Seller shall provide the Purchaser and its Affiliates and representatives with reasonable access to all business and other information and financial statements, accounting records, working papers and other accounting-related documents related to the Hotel, the Property and the Group Companies for use in any prospectus, admission document or securities offering document prepared by the Purchaser or its Affiliates, shall provide any required representation letter and shall use its commercially reasonable efforts to cause its accountants to provide customary comfort letters, audit and review reports, working capital reports, long form reports and short form reports and consent to the use of such information and the identification of such accountants as such in any such prospectus, admission document or securities offering document. In the event that following the date hereof, the Purchaser or any of its Affiliates reasonably determines that, in connection with any such securities offering or securities exchange listing, it is necessary or advisable to engage a new accounting firm selected by the Purchaser or to engage the Seller’s then accounting firm to perform additional work related to the Hotel, the Property and the Group Companies, including the issuance of comfort letters, audit or review reports, working capital reports, long form reports or short form reports, the Seller shall cooperate with the Purchaser and such accountants, shall provide any required representation letter and shall provide purchaser and such accountants with access to all business and other information and financial statements, accounting records, working papers and other accounting-related documents necessary to perform such work. The Purchaser shall reimburse the Seller for all reasonable out-of-pocket costs and expenses paid to third parties by the Seller in connection therewith. The obligations of the Seller under this clause shall survive Completion.

13.7	Prior to Completion, the Purchaser and its agents shall have the right, upon reasonable prior written notice to the Seller (which shall in any event be at least 24 hours in advance) and at the Purchaser’s sole cost, risk and expense to inspect the Property during business hours, provided that any such inspection shall not unreasonably impede the normal day-to-day business operation of the Property, and provided further that the Seller shall be entitled to accompany the Purchaser and its agents on such inspection. The Purchaser’s right of inspection of the Property shall be subject to the rights of the tenants and Hotel guests and the rights of the Manager under the Management Agreement.

14.	ANNOUNCEMENTS

Save in the circumstances set out in clauses 15.2.1 and 15.2.2, no announcement concerning the sale of the Shares or any ancillary matter shall be made by any party without the prior written consent of the other.

15.	CONFIDENTIALITY

15.1	Each party shall treat as confidential all information received or obtained as a result of entering into or performing this agreement which relates to:

15.1.1	the negotiations relating to this agreement;

15.1.2	the subject, terms and contents of this agreement;

15.1.3	the other party; and

15.1.4	all information which is used in or otherwise relates to the Group Companies’ business, customers or financial or other affairs and is of a nature that it should clearly be regarded as commercially sensitive, including, without limitation, information relating to:

15.1.4.1	the marketing of goods or services (including, without limitation, customer names and lists and other details of customers, sales targets, sales statistics, prices, market research reports and surveys); or

15.1.4.2	business development or planning, commercial relationships and negotiations.

15.2	Notwithstanding the other provisions of this clause, any party may disclose confidential information:

15.2.1	if and to the extent required by the law of any relevant jurisdiction;

15.2.2	if and to the extent required by any securities exchange or regulatory or governmental body to which that party is subject wherever situated, whether or not the requirement for information has the force of law;

15.2.3	to its employees, professional advisers (including, without limitation, legal counsel and auditors), providers of debt finance and insurers, provided that the disclosing party ensures that any person to whom confidential information is disclosed shall be bound by the terms of clause 15.1;

15.2.4	to its shareholders which shall, in the case of the Seller, include such shareholders’ shareholders, limited partners or other financial investors;

15.2.5	if and to the extent the information has come into the public domain through no fault of that party;

15.2.6	if and to the extent the other parties have given prior written consent to the disclosure, such consent not to be unreasonably withheld or delayed.

Any information to be disclosed pursuant to clause 15.2.1 or 15.2.2 shall, to the extent practicable, be disclosed only after consultation with the other party and each party shall use reasonable endeavours to correct any factual inaccuracy relating to the other party in such disclosed information. It is expressly acknowledged and agreed that after execution of this agreement the Purchaser will be required to make certain filings for US regulatory purposes, including, public disclosure of a copy of this agreement. The Seller hereby acknowledges that the Purchaser has consulted with it in connection with such disclosure and consents to the same.

15.3	The restrictions contained in this clause shall continue to apply after the date of this agreement without limit in time, save that the Purchaser shall be released from its obligations in respect of clause 15.1.4 immediately following Completion.

15.4	For the avoidance of doubt, this clause shall not prevent any announcement in accordance with clause 14.

16.	EFFECT OF COMPLETION

The provisions of this agreement insofar as the same shall not have been performed or waived at Completion shall remain in full force and effect notwithstanding Completion.

17.	GOVERNING LAW AND JURISDICTION

17.1	This agreement (and any dispute, controversy, proceedings or claim of whatever nature arising out of or in any way relating to this agreement or its formation) shall be governed by and construed in accordance with English law.

17.2	Each of the parties to this agreement irrevocably agrees that the courts of England shall have exclusive jurisdiction to hear and decide any suit, action or proceedings, and/or to settle any disputes, which may arise out of or in connection with this agreement (respectively, “Proceedings” and “Disputes”) and, for these purposes, each party irrevocably submits to the jurisdiction of the courts of England.

17.3	Each party irrevocably waives any objection which it might at any time have to the courts of England being nominated as the forum to hear and decide any Proceedings and to settle any Disputes and agrees not to claim that the courts of England are not a convenient or appropriate forum for any such Proceedings or Disputes and further irrevocably agrees that a judgment in any Proceedings or Disputes brought in any court referred to in this clause 17 may be enforced in the courts of any other jurisdiction, subject to the applicable enforcement procedures.

18.	ENTIRE AGREEMENT

18.1	For the purposes of this clause, “Pre-contractual Statement” means a draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of the Purchase Agreements or any of them made or given by a party to any of the Purchase Agreements or any other person at any time prior to the date of this agreement.

18.2	The Purchase Agreements together constitute the whole and only agreement between the parties relating to the sale and purchase of the Shares.

18.3	Except to the extent repeated in any of the Purchase Agreements, the Purchase Agreements supersede and extinguish any Pre-contractual Statement.

18.4	Each party acknowledges that in entering into the Purchase Agreements it is not relying upon any Pre-contractual Statement which is not expressly set out in them.

18.5	None of the parties shall have any right of action (except in the case of fraud, wilful misconduct or wilful concealment) against any other party to this agreement arising out of or in connection with any Pre-contractual Statement except to the extent that such Pre-contractual Statement is repeated in the Purchase Agreements.

18.6	This agreement may only be varied in writing signed by each of the parties.

19.	INTEREST

If the Seller or the Purchaser defaults in the payment when due of any sum payable under this agreement (whether determined by agreement or pursuant to an order of a court or otherwise) the liability of the Seller or the Purchaser (as the case may be) shall be increased to include interest on such sum from the date when such payment was due until the date of actual payment (both before and after judgment) at a rate per annum of two per cent above the base rate from time to time of Barclays. Such interest shall accrue from day to day.

20.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

The parties to this agreement do not intend that any term of this agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this agreement. This agreement may be varied, amended or revoked without the consent of any person who is not a party to this agreement in accordance with clause 19.6.

21.	AGENT FOR SERVICE

21.1	The Seller irrevocably appoints the Seller’s Solicitors as its agent for service of process in England in relation to any matter arising out of this agreement, service upon whom shall be deemed completed whether or not forwarded to or received by the Seller.

21.2	The Purchaser irrevocably appoints the Purchaser’s Solicitors as its agent for service of process in England in relation to any matter arising out of this agreement, service upon whom shall be deemed completed whether or not forwarded to or received by the Purchaser.

22.	COUNTERPARTS

This agreement may be executed in any number of counterparts which together shall constitute one agreement. Any party may enter into this agreement by executing a counterpart and this agreement shall not take effect until it has been executed by all parties.

23.	NOTICES

23.1	Any notice, demand or other communication given or made under or in connection with the matters contemplated by this agreement shall be in writing and delivered personally or sent by a reputable courier service with package tracking capability or by facsimile (together with confirmation of receipt) addressed and sent to the party to be served (in the case of the Seller) at the address given at clause 23.1.1 below in the case of the Seller and (in the case of the Purchaser) at its registered office for the time being:

23.1.1	in the case of the Seller, to: 20, rue Eugene Ruppert, L-2453 Luxembourg

Attention: Cornelia M W Van den Broek

Facsimile number: +352 261 96894

with a copy to: the Seller’s Solicitors

Attention: Jo Owen

Facsimile number: +44 207 796 6666

and to: Blackstone Real Estate Advisors

Attention: Glenn Alba

Facsimile number: + 001 212 583 5730

23.1.2	in the case of the Purchaser at its address at shown on page 2 of this agreement.

with a copy to:

Strategic Hotels & Resorts Inc

77 West Wacker Suite

4600

Chicago

Illinois 60601

Facsimile number: +312 658 5799/5794

Ref: P Maggio/E Smith

with a copy to Paul Hastings, Janofsky & Walker (Europe) LLP (Ref: MJE/EB/KB/43907/27),

Facsimile number: +44 20 7796 2233

23.2

23.2.1	Notices delivered by hand shall be deemed to have been served at the time of actual delivery.

23.2.2	Notices delivered by a reputable overnight/international courier service shall be deemed to have been served at the time of actual delivery.

23.2.3	Notices sent by facsimile shall be deemed to have been served at the time printed on a transmission report from the machine which sent the facsimile indicating that the facsimile was received in its entirety by the facsimile number of the recipient.

24.	TRADE ACCOUNTS

Following Completion, the Seller shall have the right to collect any trade accounts receivable of any Group Company which are 61 days or more past due as at 24 hours GMT at the end of the Completion Date (and in respect of which the Seller shall receive no credit in the Completion Accounts). If any such trade accounts receivable are paid to the Purchaser or any Group Company after Completion, the Purchaser shall (or shall procure that the relevant Group Company shall) pay to the Seller such amounts received by the Purchaser or any Group Company within 10 days after receipt of such amounts without any commission or deduction for the Purchaser or any Group Company.

IN WITNESS of which the parties hereto have executed this agreement on the date shown on the first page.

SCHEDULE 2

Warranties

1.	ACCOUNTS

1.1	Audited Accounts

The audited accounts of Lomar for the financial period ended on the Accounts Date have been prepared:

1.1.1	in accordance with applicable law and with the accounting principles, standards and practices generally accepted in the UK at the Accounts Date; and

1.1.2	subject to paragraph 1.1.1, on a basis consistent, in all material respects, with that adopted in preparing the audited accounts of such Group Companies for the previous two financial years,

so as to give a true and fair view of the state of affairs, financial position and results of operations of the Group Companies and their respective cash flows at the Accounts Date and of the profits or losses for the period concerned.

1.2	Unaudited Accounts

The Unaudited Accounts for the financial period ended on the Accounts Date have been prepared in accordance with applicable law and with the accounting principles, standards and practices generally accepted at the Accounts Date.

1.3	The Monthly Reports

The Monthly Reports have been properly prepared on a basis consistent with each other and in accordance with the Management Agreement and so far as the Seller is aware they are not incorrect or misleading in any material respect in so far as they relate to the trading or operational activities carried on at the Property.

1.4	The Management Accounts

The Management Accounts have been prepared in accordance with the accounting policies applied to the Audited Accounts in relation to the Management Accounts of Lomar and the relevant Unaudited Accounts in relation to the Management Accounts of the other Group Companies .

1.5	Off-balance Sheet Commitments

Except as disclosed in its Audited Accounts, Unaudited Accounts, Management Accounts or the Monthly Reports, so far as the Seller is aware no Group Company has outstanding any loan capital, nor has it factored, discounted or securitised any of its debts, nor has it engaged in any financing of a type in each case which would not be required to be shown or reflected in its Audited Accounts or Unaudited Accounts.

1.6	Since the Accounts Date

Since the Accounts Date and up to the date hereof:

1.6.1	the business of the Group Companies has been carried on as a going concern in the ordinary course;

1.6.2	save as set out in Schedule 6 no material capital commitments have been entered into by any Group Company and the aggregate of all material capital commitments entered into by Group Companies does not exceed £200,000, other than is contemplated by such Group Company’s capital budget. For these purposes a material capital commitment is one involving capital expenditure of over £50,000 exclusive of VAT;

1.6.3	no Group Company has declared, made or paid any dividend or other distribution to the Sellers;

1.6.4	no Group Company has issued or agreed to issue any share capital or any other security giving rise to a right over its capital;

1.6.5	no Group Company has redeemed or purchased or agreed to redeem or purchase any of its share capital; and

1.6.6	no Group Company has transferred, pledged, leased or granted a permit over its assets to third parties in each case for an individual amount greater than £10,000 or for an aggregate amount greater than £100,000.

2.	GUARANTEES

2.1	Summary details of all outstanding guarantees, indemnities, suretyship or security given other than in the ordinary course of business:

2.1.1	by any Group Company; or

2.1.2	for the benefit of any Group Company,

each in excess of £25,000 and which have an aggregate value in excess of £100,000 are disclosed in the Disclosure Letter.

2.2	No Group Company has any outstanding or available financial facilities (which for the avoidance of doubt shall exclude any occupational leases and operating leases in the ordinary course) owed to or made available by any person which is not a Group Company or a member of the Seller’s Group.

2.3	Save for inter-group balances in the ordinary course of business, no Group Company is a party to any loan agreement other than as specified in the Disclosure Letter.

3.	DETAILS OF THE COMPANY

The information contained in schedule 1 is true, complete and accurate in all material respects.

4.	SELLER’S EXISTENCE, AUTHORITY AND GOOD TITLE TO THE SHARES

4.1	The Seller has the requisite power and authority to enter into and perform this agreement which constitutes, or when executed will constitute, legally valid and binding obligations of the Seller in accordance with their terms.

4.2	The execution, delivery and performance by the Seller of its obligations under this agreement:

4.2.1	will not result in a breach of any other obligation of the Seller; and

4.2.2	has been duly authorised by the sole manager of the Seller and no other action or consent on the part of the Seller (or of any court, administrative agency or commission or other government authority or public or statutory body) is required to authorise the execution, delivery and performance by the Seller of its obligations under this agreement.

4.3	The Shares have been properly allotted and issued, are fully paid or are credited as fully paid and constitute the whole of the issued and allotted share capital of the Company.

4.4	At Completion, there will be no Security Interest, option, or other encumbrance on, over or affecting the Shares and at Completion there will be no agreement or arrangement to give or create any such Security Interest, option or other encumbrance.

4.5	The Seller is duly organised and validly existing under the laws of Luxembourg.

4.6	The Seller is entitled to sell and transfer to the Purchaser the full legal and beneficial ownership of the Shares.

4.7	The Shares and the shares in the Subsidiaries have not been and are not listed on any stock exchange or regulated market.

4.8	No Group Company has, outside its country of incorporation, any branch or permanent establishment.

5.	INSOLVENCY

5.1	No Group Company is insolvent under the laws of its jurisdiction of incorporation or otherwise unable to pay its debts as they fall due, nor is it the subject of a provisional stay of actions nor of voluntary settlement proceedings; and, so far as the Seller is aware, there is no reason why any Group Company should become the subject of such measures or proceedings.

5.2	There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or other insolvency proceedings concerning any Group Company and, so far as the Seller is aware, no events have occurred which, under applicable laws, would justify such proceedings.

5.3	So far as the Seller is aware, no steps have been taken to enforce any security over any assets of any Group Company and no event has occurred to give the right to enforce such security.

6.	CONSTITUTIONAL DOCUMENTS, CORPORATE REGISTERS AND MINUTE BOOKS

6.1	The constitutional documents in the Disclosure Letter are true and accurate copies of the constitutional documents of the Group Companies and, so far as the Seller is aware, there have not been and are not any breaches by any Group Company of its constitutional documents which would have a material adverse effect on the business of the Group Companies.

6.2	The registers required to be maintained by each Group Company under the law of the jurisdiction of its incorporation:

6.2.1	are up-to-date;

6.2.2	are maintained in accordance with applicable law; and

6.2.3	contain records of all matters required to be dealt with in such books and records,

in each case in all material respects.

6.3	All registers and books referred to in paragraph 6.2 are in the possession (or under the control) of the relevant Group Company.

6.4	All filings, publications, registrations and other formalities required by applicable law to be delivered or made by the Group Companies to company registries in each relevant jurisdiction have been duly delivered or made on a timely basis.

6.5	There are no powers of attorney nor other authority to bind or commit any Group Company to any obligation not in the ordinary course of the relevant Group Company’s business in force given by any of the Group Companies to any person who is not a director or employee of a Group Company.

7.	TAXATION

7.1	Notices and returns

All registrations, returns, computations, notices and information which are or have been required to be made or given by each Group Company for any Taxation purpose have been made or given within the requisite periods and on a proper basis and are up-to-date and correct and all records required by law to be maintained for tax purposes have been so maintained.

7.2	Payment of Tax due, Penalties and interest on Tax

7.2.1	Each Group Company has paid all Tax which it has become liable to pay and is not, and has not in the three years ending on the date of this Agreement been, liable to pay a penalty, surcharge, fine or interest in connection with Tax and, so far as the Sellers are aware, there are no circumstances by reason of which any Group Company may become liable to pay any penalty, surcharge, fine or interest in connection with Tax.

7.2.2	Each Group Company has properly made all deductions, withholdings and retentions required to be made in respect of any actual or deemed payment made or benefit provided on or before the date of Completion and has to the extent required by law accounted for all such deductions, withholdings and retentions.

7.2.3	Each Group Company is not liable to reimburse or indemnify any person (including a Tax Authority) in respect of any liability to Taxation of any other person as a consequence of that person failing to discharge that liability to Taxation.

7.2.4	No Group Company has made any payments representing instalments of corporation tax pursuant to the Corporation Tax (Instalment Payments) Regulations 1998 in respect of that Company’s current or preceding accounting period and no Group Company is under any obligation to do so.

7.3	Compliance with PAYE, national insurance contribution and Tax collection obligations

7.3.1	All income tax deductible and payable under the Pay As You Earn system and/or any other Taxation Statute has, so far as is required to be deducted, been deducted from all payments made or treated as made by each Group Company and all amounts due to be paid to H.M. Revenue & Customs prior to the date of this agreement have been so paid, including all Tax chargeable on benefits provided for directors, employees or former employees of each Group Company or any persons required to be treated as such.

7.3.2	All deductions and payments required to be made under any Taxation Statute in respect of national insurance and social security contributions (including employer’s contributions) have been so made.

7.3.3	Proper records have been maintained in respect of all such deductions and payments and all applicable regulations have been complied with.

7.4	Investigations

Each Group Company is not involved in any current dispute with any Tax Authority.

7.5	Residence

Each Group Company is and always has been resident for Taxation purposes only in the jurisdiction in which it is incorporated and is not and has not been treated as resident in any other jurisdiction for any tax purpose (including for the purposes of any double taxation arrangements having effect by virtue of section 788, TA 1988).

7.6	Chester Eaton B.V.

Chester Eaton Properties BV has left the group of which Chester Eaton Properties BV and Grosvenor Square Hotel S.à.r.l were previously members for stamp duty or stamp duty land tax purposes.

7.7	Accounting Period

Since the Accounts Date, no accounting period (as defined in section 12, TA 1988) of any Group Company has ended as referred to in section 12(3), TA 1988.

7.8	Section 765, TA 1988

No Group Company has without the prior consent of the Treasury carried out or agreed to carry out any transaction under section 765, TA 1988 which would be unlawful in the absence of such consent and has, where relevant, complied with the requirements of section 765A(2), TA 1988 (supply of information on movement of capital within the EU) and any regulations made or notice given thereunder.

7.9	Calculation of Taxation liability

Each Group Company has sufficient records relating to past events to permit accurate calculation of the Taxation liability or relief which would arise upon a disposal or realisation on completion of each asset owned by that Group Company at the Accounts Date or acquired by that Group Company since that date but before Completion.

7.10	Claims, elections and disclaimers

Each Group Company has duly submitted all claims, elections and disclaimers the making of which has been assumed for the purposes of the Audited Accounts and the Unaudited Accounts and each Group Company has made all such claims and elections validly and within the statutory time limits for those claims. The claims and elections in question have not been withdrawn and will not be withdrawn before Completion.

7.11	Part 7 ITEPA 2003

No shares or securities have been issued by any Group Company to which the provisions of Part 7 ITEPA 2003 have been or could be applied.

7.12	Close companies

No Group Company is a close company within the meaning of sections 414 and 415, TA 1988. No Group Company has in any accounting period beginning after 31 March 1989 been a close investment-holding company as defined in section 13A, TA 1988.

7.13	VAT

7.13.1	Each Group Company is registered for the purposes of VAT, has been so registered at all times that it has been required to be registered by VAT legislation, and such registration is not subject to any non-statutory conditions imposed by or agreed with the relevant Tax Authority.

7.13.2	Each Group Company has maintained and obtained at all times complete, correct and up-to-date records, invoices and other documents (as the case may be) appropriate or requisite for the purposes of VAT legislation, has preserved such records, invoices and other documents in such form and for such periods as are required by VAT legislation and has complied with all statutory provisions, rules, regulations, orders and directions in respect of VAT. No Group Company has ever been subject to any interest, forfeiture, surcharge or penalty.

8.	MATERIAL CONTRACTS

8.1	The Seller has without limitation requested Marriott Hotels Limited to provide it with all contracts relating to the Hotel business, the Property and the business carried on by the Group Companies and the Seller has disclosed to the Purchaser all such contracts which have been received from Marriott Hotels Limited. The Seller is not aware of any contracts other than those which have been disclosed that relate to the Property, the Hotel or the business carried on by any Group Company.

8.2	The Seller has delivered or made available to the Purchaser a true and complete copy of the Marriott Agreements. There are no existing management contracts or franchise agreements relating to the Property other than the Marriott Agreements. The Seller has neither given nor received any written notification of any material breach or default under the Marriott Agreements.

8.3	Compliance with Contracts

So far as the Seller is aware:

8.3.1	as at the date hereof, no notice of termination or of intention to terminate has been received in respect of any contract referred to in paragraph 8.1 above and, so far as the Seller is aware, there are no grounds for termination, rescission, avoidance or repudiation of any such contract; and

8.3.2	summary details of all acquisitions or disposals of businesses or undertakings or shares (being in each case a transaction with a value of £50,000 or more) by any Group Company since 4 September 2003, together with details of any material actual or contingent liabilities that the Seller is aware of in connection with any such disposal or acquisition, are contained in the Disclosure Letter.

8.4	Joint Ventures etc

No Group Company is, or has agreed to become, a member of any joint venture, consortium, partnership or other unincorporated association (other than a recognised trade association in relation to which the Group Company has no liability or obligation except for the payment of annual subscription or membership fees).

8.5	Agreements with Connected Parties

8.5.1	There are no existing contracts or arrangements material to the business of the Group Companies between, on the one hand, any Group Company and, on the other hand, the Seller or any other member of the Seller’s Group other than on normal commercial terms in the ordinary course of business.

8.5.2	No Group Company is party to any contract material to the business of the Group Companies with any current or former employee or current or former director or officer of any such Group Company or any person connected with any of such persons, or in which any such person as aforesaid is interested (whether directly or indirectly), other than on normal commercial terms in the ordinary course of business.

8.6	Adachi Agreement

The Company has not served notice of any claim pursuant to or in connection with any representation, warranty or breach of other obligation of Adachi Enterprises Europe B.V. (“Adachi”) pursuant to the terms of the sale and purchase agreement entered into between the Company and Adachi on 4 September 2003 and the Seller is not aware of any fact, event, matter, circumstance, act or omission which would give rise to the service of such notice.

9.	LITIGATION AND DISPUTES

9.1	Compliance with Laws

9.1.1	Since 4 September 2003, no Group Company has given any financial assistance in connection with the acquisition of shares which assistance is prohibited under applicable laws.

9.1.2	Since 4 September 2003, all dividends or distributions declared, made or paid by any Group Company have been declared, made or paid in accordance with its memorandum and articles of association and the applicable provisions of the laws of its jurisdiction of incorporation.

9.2	Current Proceedings

No Group Company is involved whether as claimant or defendant or other party in any claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry or arbitration (other than as claimant in the collection of debts arising in the ordinary course of its business none of which is material to the business of the Group Companies as a whole.

9.3	Pending or Threatened Proceedings

So far as the Seller is aware, no such claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry or arbitration of material importance is pending or threatened by or against any Group Company.

9.4	No court orders etc

No Group Company is bound by any existing judgments or rulings, and in the last three years has not given any continuing undertakings arising from legal proceedings to any court, governmental agency, regulator or third party, which in any case has had a material adverse effect on the business of the Group Companies.

10.	EMPLOYEES

The Disclosure Letter contains a list of all Current Employees as at the date hereof together with details of salary, notice periods and length of service and the information contained in such list is true, complete and accurate in all material respects.

11.	PROPERTY WARRANTIES

11.1	Grosvenor Square Hotel S.à r.l. has good and marketable title to the interest in the Property described in part 1 of schedule 4. Lomar Hotel Company Limited has good and marketable title to the interest in the Property described in part 2 of schedule 4.

11.2	The Subsidiaries have in their possession or under their control all duly stamped deeds and documents which are necessary to prove their respective title to their respective interests in the Property.

11.3	Title

The Property comprises:

11.3.1	all the land and premises owned, occupied, controlled or otherwise used in connection with or otherwise in the possession of a Group Company; and

11.3.2	all the estate, interest, right and title whatsoever (including for the avoidance of any doubt interests in the nature of options and rights in the nature of contractual licences) of the Group Companies in respect of any land or premises.

11.4	No Group Company is a party to any agreement for sale, estate contract, option, right of pre-emption or similar matter whereby any Group Company is obliged or has a contractual right to acquire an estate or interest in any real property, the provisions of which remain to be performed.

11.5	The relevant Group Company has a legal and beneficial interest in the Property as set out in parts 1 and 2 of schedule 4.

11.6	So far as the Seller is aware and save as Disclosed no person is in adverse possession of the Property or has acquired or is acquiring any rights adversely affecting the Property and the Property is not subject to any overriding interests referred to in Section 70 of the Land Registration Act 1925

11.7	No notice of forfeiture under Section 146 of the Law of Property Act 1925 has been served on any Group Company and no Group Company is aware of any material breach of covenant which could give rise to the potential for the service of such notice.

Insurance

11.8	A Group Company maintains (or confirms that a third party maintains) a policy of insurance for the full reinstatement value of the Property against the usual commercial risks that a prudent owner of property like the Property would insure together with terrorism and loss of revenue for no less than 3 years and the policy is not subject to material or unusual excesses. No Group Company is aware of any circumstances rendering such policy of insurance void or voidable. No claims have been made or are contemplated to be made in respect of such insurance.

Leasehold interests

11.9	The relevant Group Company has paid the rent, additional rent and any other demanded payments due under the Leases and the last demands for rent (or receipts if issued) were unqualified. No Group Company has received any notice from the relevant landlord of any breach of any tenant covenants or conditions contained in the Leases and no Group Company is aware of any claim or complaint which has been made under either of the Leases.

11.10	Apart from the consent of Grosvenor Estate to recent minor structural alterations in respect of which an application has been submitted to Grosvenor Estate but has not yet been determined by Grosvenor Estate (see disclosed documents file 6, items 1-6) so far as the Seller is aware all licences, consents and approvals from the landlords and any superior landlords required pursuant to the leases or licences under which the Property is held have been obtained and are with the documents of title and all material covenants on the part of the tenant contained in such licences, consents and approvals have been duly performed and observed.

11.11	So far as the Seller is aware there are no circumstances which would entitle any landlord or any superior landlord to exercise any powers or entry or take possession whether by means of peaceable re-entry or proceedings or which would otherwise restrict the continued possession and enjoyment of the Property or which could prevent or restrict the Property’s development for which planning permission (if any) has been or is expected to be obtained.

11.12	No Group Company has any contingent liability (in respect of any other property formerly owned or occupied by any Group Company either as original contracting party or by virtue of any direct covenant having been given on a sale or assignment to any Group Company or under an authorised guarantee agreement) which has been created or arisen since 4 September 2003 during the Group Companies’ ownership of the Property.

11.13	No Group Company retains any liability as a guarantor or surety for the obligations of any other person in relation to any real property now or formerly owned, leased, occupied or used by any such person which has been created or arisen since 4 September 2003 during the Group Companies’ ownership of the Property.

11.14	No notices or requests have been served or received under Sections 25 or 26 of the Act.

VAT

11.15	A Group Company or a relevant associate within the meaning of Schedule 10 to the Value Added Tax Act 1994 has properly made an election to waive exemption under Schedule 10 to the Value Added Tax Act 1994 having effect in relation to the whole of the Property and has not revoked the election.

Letting Documents

11.16	The Property is held subject to and with the benefit of the Letting Documents and the information contained in part 3 of schedule 4 is true, complete and accurate in all respects.

11.17	Other than as disclosed all rents, additional rent and other demanded payments under the Letting Documents have been paid to date and none have been commuted, waived or paid in advance of the due date for payment.

Planning

11.18	So far as the Seller is aware no application for planning permission for the Property is awaiting determination and no existing permissions are due to expire before or within 6 months of Completion.

General

11.19	So far as the Seller is aware there are no disputes, actions, claims or demands with respect to the Property or Group Companies’ title thereto or its use or occupation.

11.20	All replies given by or on behalf of the Seller and its subsidiaries to enquiries before contract raised by or on behalf of the Purchaser relating to the Property so far as the Seller is aware, true, complete and accurate as at the date given.

11.21	During the Group Companies’ ownership of the Property since 4 September 2003 no transaction affecting the title of any Group Company to the Property has been made at an undervalue or is otherwise liable to be set aside under the provisions of the Insolvency Act 1986.

11.22	So far as the Seller is aware, no Group Company has received any compulsory purchase notices affecting the Property.

11.23	The current use of the Property is as an hotel. This is the lawful use for the purposes of the Town and Country Planning Act 1990 and pursuant to the terms of the Leases.

11.24	So far as the Seller is aware, all licences and permits currently used in the operation of the Property as an hotel are listed in Schedule 5. The Seller has made available to the Purchaser copies of all of those licences and permits listed in Schedule 5 and such copies are true, complete and accurate in all respects. So far as the Seller is aware, all such licences and permits have been complied with and the Seller has not received any written notification of any violation, default, suspension or revocation of any of them.

11.25	18 Grosvenor Street is not required, directly or indirectly, in connection with the use and/or operation of the Property.

12.	CONSTRUCTION WARRANTIES

12.1	The only refurbishment works which have been carried out by any of the Group Companies at the Property since 4 September 2003 are detailed on the list attached at schedule 6 and have been completed to the stage specified in that Schedule and as of 24 July 2006 the sums shown against each project have been paid in full.

12.2	In this paragraph 13.3, the expression “Construction Documentation” shall mean building contracts relating to the Property (i) in respect of which a certificate of practical completion has been issued during the Seller’s ownership of the Property and/or (ii) relating to works in progress and “Relevant Claim” shall mean a written claim the value of which is in excess of £100,000 and which is not reflected in the sums specified on the list attached at schedule 6.

12.3	In respect of the Construction Documentation there are no outstanding:

12.3.1	Relevant Claims for financial compensation, extension of time or variation; or

12.3.2	Relevant Claims against any member of the Sellers’ Group or the a Group Company by any counterparty to the Construction Documentation alleging failure by the relevant member of the Sellers’ Group or a Group Company to perform its obligations under the relevant Construction Documentation; or

12.3.3	Relevant Claims against any counterparty to the Construction Documentation for failure by such counterparty to perform any obligation of that counterparty under the Construction Documentation. ENVIRONMENTAL, HEALTH AND SAFETY

13.1	Definitions

“Environment” means all or any of the following media (alone or in combination): air (which includes the air within any building and the air within any other manmade or natural structure whether above or below ground), water (including coastal and inland waters, surface waters, groundwater and water in drains and sewers), soil and land (including surface land, subsurface strata, seabed and river bed and natural and manmade structures) and all living organisms or ecological systems supported by these media, including, without limitation, humans.

“Environmental Law” means all applicable laws, including, without limitation, directives or regulations, statutes or subordinate legislation or civil or common law, all court orders, ordinances, decrees or regulatory codes or practice, circulars, guidance notes and equivalent controls which relate to pollution or protection of the Environment or harm to or the protection of human health and safety or the health of animals or plants or compensation for such harm which are binding in relation to the Property.

13.2	So far as the Seller is aware, no written notice from any governmental or regulatory authority of a violation of any applicable Environmental Law has been received which has not been corrected.

14.	EMPLOYMENT AND PENSIONS

14.1	Of the Current Employees, fewer than 150 are engaged under contracts of employment (whether on a full or a part-time basis).

14.2	No employment-related action has been taken against any Group Company, within the 12 months prior to Completion, by the Health and Safety Executive, the Commission for Racial Equality, the Disability Rights Commission, the Equal Opportunities Commission or any other body with authority to police or enforce employment rights in the workplace.

14.3	There are no legal proceedings ongoing, pending or (so far as Lomar and the Seller are aware) threatened against Lomar or any Group Company by any Current Employee or by any third party on behalf of such person.

14.4	The Current Employees are lawfully entitled to work in the United Kingdom.

14.5	Other than the 1983 Scheme and the GPPP no Group Company has ever sponsored, designated, participated in or contributed to any Pension Schemes nor has it agreed or announced any proposal to enter into or establish any such arrangement.

14.6	All material particulars of the 1983 Scheme and the GPPP required to permit the Purchaser to form a true and fair view of them, the benefits (including contingent benefits) provided, or to be provided under them, and the Group Companies’ obligations in relation to them have been disclosed to the Purchaser.

14.7	No assurance, promise or guarantee has been made or given to any employee of a Group Company of a particular level or amount of benefit to be provided for or in respect of him under the GPPP on death, retirement or leaving service.

14.8	The 1983 Scheme is a Registered Scheme for the purposes of the Finance Act 2004, and so far as the Seller is aware (having made all reasonable enquiries) there is no reason why HM Revenue & Customs would withdraw such status from the 1983 Scheme.

14.9	So far as the Seller is aware (having made all reasonable enquiries) there are no civil, criminal, arbitration, administrative or other proceedings or disputes (which includes, without limitation, contact with the Pensions Regulator or the Pensions Ombudsman) by or against the trustees, managers or administrators of the 1983 Scheme or the

GPPP, the Seller or a Group Company (or any other person who a Group Company is or may be liable to indemnify or compensate) (other than routine claims for benefits) and so far as the Seller is aware (having made all reasonable enquiries) none is pending or threatened.

14.10	Each Group Company has complied with its obligations under section 3 of the Welfare Reform and Pensions Act 1999 (if any).

14.11	The 1983 Scheme has in all material respects complied with, and been administered at all times in accordance with all applicable legal and administrative requirements (including, without limitation, Article 141 of the EC Treaty) the requirements of any competent government body or regulatory authority and with their trusts, powers and provisions.

14.12	So far as the Seller is aware (having made all reasonable enquiries) each Group Company has complied with its obligations in respect of the GPPP in relation to all applicable legal and administrative requirements (including, without limitation, Article 14 of the EC Treaty) and the requirements of any competent government body or regulatory authority.

14.13	All contributions (including fees, charges and expenses of whatever nature) which are payable by any Group Company under the 1983 Scheme and the GPPP and all contributions due from members of those schemes have been duly made and remitted on time and each Group Company has performed all of its obligations in relation to the 1983 Scheme and the GPPP.

14.14	So far as the Seller is aware (having made all reasonable enquiries) the Trustees of the 1983 Scheme have not entered into a legally enforceable agreement in relation to the 1983 Scheme the effect of which is to reduce the amount of any debt due to the 1983 Scheme (or which would otherwise have been due to the scheme) under section 75 of the Pensions Act 1995.

14.15	No contribution notice, financial support direction or restoration order (under the Pensions Act 2004) has been served by the Pensions Regulator on the Seller’s Group or any Group Company or any person connected to or associated with them, and that there is no reason why such a contribution notice, financial support direction or restoration order may be served on the Seller’s Group or a Group Company before Completion or in connection with the transactions envisaged by this Agreement.

14.16	None of the employees of the Group Companies were transferred to the Group Companies from a previous employer under the Transfer of Undertakings (Protection of Employment) Regulations 2006.

14.17	Lomar Hotel Company Limited is the sole participating employer in the 1983 Scheme.

14.18	No Group Company has any liability (either current or future) in respect either of The International Retirement Plan for Marriott Associates used outside their home country or the Marriott 401(K) Plan.

15.	INTELLECTUAL PROPERTY

15.1	The definition in this paragraph applies in this agreement.

15.1.1	“Intellectual Property Rights” means patents, rights to inventions, utility models, copyright, trade marks, service marks, trade, business and domain names, rights in trade dress or get-up, rights in goodwill, unfair competition rights, rights in designs, rights in computer software, database rights, topography rights, moral rights, rights in know-how (including trade secrets and confidential information) and any other intellectual property rights, in each case whether registered or unregistered and including all applications for and renewals or extensions of such rights, and all similar or equivalent rights or forms of protection in any part of the world relating to the business carried out at the Property.

15.1.2	Lomar’s rights with respect to Intellectual Property Rights arise in accordance with and are governed by the Marriott Agreement. Other than those rights and the right to use its corporate name, neither Lomar nor any other Group Company own any Intellectual Property Rights.

16.	INFORMATION TECHNOLOGY

16.1	The definition in this paragraph applies in this agreement.

“IT System” means all computer hardware (including network and telecommunications equipment) and software (including associated preparatory materials, user manuals and other related documentation) used, by the Company or any of its Subsidiaries in connection with the business carried on at the Property;

16.2	Lomar’s rights with respect to the IT System arise in accordance with and are governed by the Marriott Agreements. Other than the rights to use the IT System pursuant to the Marriott Agreements, neither Lomar nor any other Group Company owns any rights regarding the IT System.

SCHEDULE 3

Limitation of Seller’s liability

1.	The Purchaser expressly acknowledges that, save as specifically warranted to that effect in this agreement, it is not relying on nor will it at any time hereafter rely on any statement, representation, warranty or forecast of realised or prospective profits or turnover of any Group Company.

2.	The Purchaser shall not be entitled to make any Claim (excluding a claim under the Tax Deed or a Claim for breach of any Tax Warranty (except where expressly provided to the contrary in this paragraph)) in relation to:

2.1	any matter to the extent that it is specifically reserved, provided for or expressly noted in the Audited Accounts, the Unaudited Accounts or the Completion Accounts;

2.2	any matter where the Claim arises as a result of, or would not have arisen but for, or a liability is increased as a result of, legislation not in force at the date of this agreement or any change in legislation with retrospective effect after the date of this agreement (including, without limitation, any increase in rates or scope or calculation of Taxation, new Taxation, or changes in legislation relating to Taxation with retrospective effect) or any change in the interpretation or application of the law or any judicial decision after the date of this agreement or the withdrawal or alteration after the date of this agreement of any extra statutory concession made by any fiscal authority and presently in operation, or any introduction, change or withdrawal after the date of this agreement of any regulatory or administrative rule;

2.3	any matter where the facts, events, matters or circumstances giving rise to the Claim (including any Claim for breach of a Tax Warranty but excluding any claim under the Tax Deed) have been Disclosed to the Purchaser in the Disclosure Letter;

2.4	any Claim to the extent that such Claim has been compensated for otherwise than by any Group Company or the Purchaser including, without limitation, by the proceeds of any insurance claim;

2.5	any Claim which would not have arisen but for a voluntary act or omission performed or allowed to occur by the Purchaser or any Group Company after Completion outside the ordinary course of business or pursuant to a legally binding commitment; and

2.6	any fact, event, matter, circumstance, act or omission occurring on or before 4 September 2003.

3.	Within 30 days after the Purchaser or any Group Company becomes aware of a matter which will or is reasonably likely to give rise to a Claim, (excluding any Claim for breach of a Tax Warranty or any claim under the Tax Deed (to which the provisions of Clause 3 of the Tax Deed shall apply)), the Purchaser shall give to the Seller written notice of such Claim and, in particular (but without prejudice to the generality of the foregoing), shall give such written notice of any claim by or against, or any liability of or to, any third party in consequence of which the Seller will or may become liable for a Claim.

4.	The rights of the Purchaser in respect of any Claim (other than a Tax Claim (to which the provisions of Clause 3 of the Tax Deed shall apply)) shall only be enforceable if written notice estimating the amount and providing reasonable details (to the extent available) of a Claim shall have been given to the Seller on or before the date falling (a) six months from the date of Completion in the case of warranties in paragraphs 11, 12 and 13 of Schedule 2; and (b) eighteen months from the date of Completion in the case of all other Warranties (except that there shall be no time limitation for giving notice of any claims under paragraphs 3 and 4 of Schedule 2) and in case of (a) or (b) unless legal proceedings shall have been served in respect of any such Claim within 6 months of the Seller being notified of any such Claim.

5.	Following Completion, the remedies of the Purchaser in respect of any breach of any of the Warranties shall be against the Seller and limited to a claim for damages or indemnification, subject to the limitations contained in this agreement, and shall not extend to rescission or termination of this agreement or the right to claim that any such breach constitutes repudiation of this agreement.

6.	The Purchaser shall not be entitled in any event to any payment in respect of a Claim unless and until:

6.1	the amount that would otherwise be recoverable by the Purchaser (but for this paragraph 6) of any individual claim or loss shall exceed £25,000 (in which event the Seller shall be liable for the full amount); and

6.2	the aggregate amount that would otherwise be recoverable by the Purchaser (but for this paragraph 6) of all such claims exceeds £250,000 (in which event the Seller shall be liable for the full amount and not merely the excess over £250,000).

7.	The total aggregate liability of the Seller for all Claims (excluding Claims for breach of the Warranties in paragraphs 3 and 4 of schedule 2 or any claim for damages for breach of clauses 2.1 or 2.2 (together “Title Claims”) in respect of which the maximum liability will be the Share Consideration) shall not in any circumstances exceed:

7.1	£8,000,000 in respect of Claims notified no later than 31 December 2007;

7.2	£3,500,000 in respect of Claims notified after 31 December 2007 and no later than 31 December 2008; or

7.3	£2,250,000 in respect of Claims notified after 31 December 2008 and no later than 31 December 2009,

save that the maximum aggregate liability of the Seller for all Claims (excluding Title Claims) shall not exceed £8,000,000. For the avoidance of doubt, in the event that the Seller becomes liable for Title Claims and any other Claims the maximum aggregate liability of the Seller shall not exceed the Share Consideration.

8.	If the Purchaser or any Group Company is entitled to recover (whether by compensation, payment, discount, credit, deduction, set-off, pursuant to the Adachi Agreement or otherwise) from a third party any sum in respect of any matters giving rise to a liability of the Seller under the Warranties, (other than the Tax Warranties (to which the provisions of Clause 8 of the Tax Deed shall apply)), the Purchaser shall not be entitled to bring a Claim unless before doing so it has, and has procured that the relevant Group Company has taken (or procured the taking of) all reasonable steps and has exhausted (or procured the exhaustion of) all reasonable legal remedies to seek such recovery (keeping the Seller reasonably informed of the progress of the actions taken) and, in the case of the Purchaser, shall forthwith account to the relevant Group Company for any amount so recovered less any Tax paid or payable in respect of such recovery and all reasonable expenses of such recovery.

9.	Following the satisfaction of any Claim (other than a claim under the Tax Deed (to which the provisions of Clause 8 of the Tax Deed shall apply)) that arose from a matter in respect of which the Seller, the Purchaser or any Group Company is or may be entitled to recover all or part of the amount comprising that Claim against a third party, then the Purchaser shall, and shall procure that the relevant Group Company shall, provide the Seller with all assistance reasonably requested by the Seller for the purposes of such recovery including, without limitation (subject to the Seller first providing an indemnity for all costs, expenses and counterclaims arising therefrom), commencing legal proceedings against that third party in its own name but on behalf, and in accordance with the reasonable instructions, of the Seller and all proceeds of such recovery shall be accounted forthwith to the Seller less any Tax paid or payable in respect of such recovery and all reasonable expenses of such recovery.

10.	If any payment is made by the Seller in or towards the settlement of any Claim (other than a Tax Claim (to which the provisions of Clause 8 of the Tax Deed shall apply)) and the Purchaser or any Group Company subsequently recovers or procures the recovery from a third party of an amount which is directly related or directly referable to the subject matter of that Claim, the Purchaser shall, or shall procure that the relevant company shall, forthwith repay or procure the repayment to the relevant Seller of an amount equal to whichever is the lesser of:

10.1	the amount recovered from the third party after deduction of all reasonable expenses of recovery and any Tax paid or payable by the recipient of such amount; and

10.2	the amount paid by the Seller in or towards settlement of the Claim,

save to the extent that any such recovery had already been taken into account when calculating such payment by the Seller to the Purchaser.

11.	Conduct of Third Party Claims

11.1	If a matter or circumstance that may give rise to a Claim (other than a Tax Claim to which the provisions of clause 5 of the Tax Deed shall apply) against the Seller under this agreement occurs as a result of, or in connection with, a claim by or liability to a third party (a “Third Party Claim”) then, without prejudice to the rights of the insurers of the Purchaser’s Group:

11.1.1	subject to the Seller fully indemnifying the Purchaser or other member of the Purchaser’s Group concerned against any and all Losses as a result of complying with this paragraph 11, the Purchaser shall, or the Purchaser shall procure that any other members of the Purchaser’s Group shall, take such action as the Seller may reasonably request to avoid, dispute, deny, defend, resist, appeal, compromise or contest such Third Party Claim;

11.1.2	subject to the provisions of clause 11.2, the Seller shall be entitled at its own expense, by notice in writing to the Purchaser, to take such action as it shall deem reasonably necessary to avoid, dispute, deny, defend, resist, appeal, compromise or contest such Third Party Claim (including, without limitation, making counterclaims or other claims against third parties) in the name of and on behalf of the Purchaser or other member of the Purchaser’s Group concerned and to have the conduct of any related proceedings or negotiations with counsel reasonably satisfactory to the Purchaser the Seller shall be deemed to have waived its right to dispute its liability to the Purchaser or other members of the Purchaser’s Group with respect to any Claim as to which it elects to control the defence without prejudice to the Seller’s right to dispute the quantum of damages;

11.1.3	the Purchaser or other member of the Purchaser’s Group concerned shall not admit, compromise, dispose of or settle such Third Party Claim without the written consent of the Seller (such consent not to be unreasonably withheld or delayed); and

11.1.4	if the Seller makes any request pursuant to sub-clause 11.1.2, the Purchaser shall, and shall procure that any other members of the Purchaser’s Group shall, take all reasonable steps to procure that the Seller has on reasonable notice access to relevant employees and officers of the Purchaser and Group Companies and is provided on reasonable notice with all material correspondence and documentation relating to the claim as the Seller may reasonably request. The Seller agrees to keep all such correspondence and information confidential and to use it only for the purpose of dealing with the relevant claim.

11.2	If the Seller directs the conduct of proceedings or negotiations pursuant to sub-clause 11.1.2, the Seller shall:

11.2.1	keep the Purchaser informed of proposed meetings with any relevant third party, allow an observer appointed on behalf of the Purchaser or the relevant Group Company to attend such meetings and advise the Purchaser or the relevant Group Company to attend such meetings and advise the Purchaser or the relevant Group Company of the outcome of meetings and discussions to which any such observer was not a party;

11.2.2	not make any settlement with the relevant third party without the prior consent of the Purchaser or relevant Group Company (such consent not to be unreasonably withheld or delayed).

11.3	If the matter or circumstance giving rise to the Third Party Claim in the reasonable opinion of the Purchaser will (i) have a material adverse impact on the business of the Purchaser or a Group Company or the goodwill of the Hotel or (ii) involves criminal or criminal allegations, the provisions of sub-clause 1.2 shall not apply. In such case, the Purchaser (or other relevant member of the Purchaser’s Group) shall have the right to retain control over the conduct of all proceedings and/or negotiations of whatsoever nature arising in connection with such claim in consultation with the Seller and the Purchaser shall have regard to the interests of the Seller in the conduct of any such proceedings and/or negotiations.

12.	Nothing in this agreement shall or shall be deemed to relieve the Purchaser from any common law or other duty to mitigate any loss or damage incurred by it.

13.	The amount or amounts of payments made by the Seller pursuant to any successful Claim shall be deemed to constitute a reduction in the Share Consideration.

14.	For the avoidance of doubt, if any Claim arises by reason of a liability falling on the Purchaser or any Group Company which is a contingent or future liability when the Claim is notified to the Seller, then the Seller shall not be obliged to make any payment to the Purchaser until such time as the contingent or future liability ceases to be contingent and becomes an actual liability or (if earlier) the time at which the Purchaser or the relevant Company suffers loss provided that this paragraph 14 shall not prevent the Purchaser notifying the Seller of any Claim prior to the expiry of the relevant notification period referred to in paragraph 4 above.

15.	The Seller shall not be liable in respect of a Claim (other than a claim under the Tax Deed) to the extent that the Purchaser is in breach of the covenant contained in clause 7.8 in respect of such Claim.

16.	For the avoidance of doubt, the limitations on the Seller’s liability contained in this Schedule 3 shall not apply to any claim made by the Purchaser pursuant to, or any liability of the Seller under or in connection with, (a) the Tax Deed or (b) the provisions of clause 7.10 of this agreement unless expressly provided to the contrary.

17.	The liability of the Seller in respect of any breach of the Tax Warranties shall be limited and restricted by the provisions of the Tax Deed to the extent set out therein.

18.	The Seller shall not be liable for or in respect of Taxation under any of the Warranties other than the Tax Warranties.

19.	The Seller shall not be liable for any Claim arising as a result of or by reference to any payment made or required to be made by BRE/Grosvenor Shareholder S.à.r.l. pursuant to paragraph 8 of Schedule 4 to the Adachi Agreement.

SIGNED by for and on behalf of BRE/Europe 2 SÀRL	) ) /s/ Cornelia M. Van den Boek )

SIGNED by for and on behalf of Pingleton Holding S.à.r.l.	) ) /s/ Robert McAllister )